

Mail Stop 3628

August 19, 2020

<u>Via E-mail</u>
Charles Y. Lee
President and Chief Executive Officer
Credit Suisse Commercial Mortgage Securities Corp.
11 Madison Avenue
New York, New York 10010

> **Re:** **CSAIL 2019-C15 Commercial Mortgage Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2019**
> **Filed March 18, 2020**
> **File No. 333-227081-01**

Dear Mr. Lee:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

<u>Exhibit 33.1 – Midland Loan Services, a Division of PNC Bank, National Association, as Master Servicer – Management's Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria</u>

1. We note that the assessment report defines the platform covered by the report as "all transactions serviced on the *Enterprise!* Loan Management System . . . during the Reporting Period." Please tell us whether Midland's assessment report covers "all asset-backed securities transactions involving such party and that are backed by the same asset type backing the class of asset-backed securities which are the subject of the Commission filing." *See Instruction 1 to Item 1122 of Regulation AB.* Please also confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor will describe the platform covered by the report in sufficient detail to determine whether the report complies with the requirements of Item 1122 of Regulation AB.

2. We note the disclosure here regarding Midland Loan Services' identified material instance of noncompliance with Item 1122(d)(3)(i) servicing criterion, and the statement that "[c]ertain instances were identified where the Schedule AL Filings (Item 1125 of Regulation AB) were not appropriately reported in accordance with the terms specified in the transaction agreements." We also note that the body of the Form 10-K does not provide disclosure about whether the material instance of noncompliance was determined to have involved the transaction covered in this Form 10-K as required by Item 1122(c) of Regulation AB. With a view to disclosure, please tell us:

    -   whether the transaction covered by this Form 10-K is part of the sample transactions reviewed to assess compliance with the applicable servicing criterion;
    -   if the transaction covered by this Form 10-K was part of the transactions reviewed, whether the identified material instance of noncompliance involved this transaction;
    -   the nature, extent and scope of the information that was not prepared in accordance with the terms of the transaction agreements; and
    -   whether investors were materially impacted or effected as a result of the material instance of noncompliance.

3. Please confirm that any Item 1122 report provided in connection with future filings for this and any other transaction for which you act as depositor that identifies a material instance of noncompliance with the servicing criteria will provide disclosure, similar to what we have requested in the above comment, to address the extent or scope of any material instance of noncompliance, including any material impacts or effects as a result of the material instance of noncompliance. Please also confirm to us that in future filings you will include the disclosure required by Item 1122(c) about material instances of noncompliance in the body of your Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Chief, Office of Structured Finance

cc: Robert Kim, Esq.
        Cadwalader, Wickersham & Taft LLP

        Kahn Hobbs, Esq.
        Cadwalader, Wickersham & Taft LLP